SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             TRACK DATA CORPORATION.
                                (Name of Issuer)

                          Common Stock $.01 par value
                         (Title of Class of Securities)

                                  891918 10 4
                                 (CUSIP NUMBER)

                              Oscar D. Folger, Esq.
                   521 Fifth Avenue, New York, New York 10175
                                            212-697-6464
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 19, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I (b) (3) or (4), check the following box [ ]

     Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

     NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                             SCHEDULE 13D

CUSIP NO. 891918 10  4               13D

1.     NAME OF REPORTING PERSON          Barry Hertz
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ###-##-####
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [  ]
                                                         (b)  [  ]
3.     SEC USE ONLY

4.     SOURCE OF FUNDS
                         PF
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(E)                         [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.

7.     SOLE VOTING POWER
26,435,261

8.     SHARED VOTING POWER
N/A

9.     SOLE DISPOSITIVE POWER
26,435,261

10.     SHARED DISPOSITIVE POWER
N/A

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               26,435,261

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               40.0%

14.     TYPE OF REPORTING PERSON*
                    IN


     SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.     Security and Issuer

     This statement relates to Common Stock, $.01 par value (the "Common Stock"), of Track Data Corporation (the "Company"). The address of the principal executive office of the Company is 56 Pine Street, New York, New York 10005.

Item 2.     Identity and Background

(a)     This statement is filed by Barry Hertz.

(b)     Mr. Hertz' business address is 95 Rockwell Place, Brooklyn, New York
11217.

(c) Mr. Hertz is Chairman and Chief Executive Officer of the Company and Chairman of Innodata Corporation, which is a 12%-owned subsidiary of the Company. Prior to the Merger (as defined below), he was also Chairman and Chief Executive Officer of Track Data Corporation ("Old TDC").

(d) During the last five years, Mr. Hertz has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Hertz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law.

(f)     Mr. Hertz is a U.S. citizen.

Item 3.     Source and Amount of Funds or other Consideration

     The consideration for Mr. Hertz' original acquisition of Common Stock of the Company was the exchange pursuant to the Merger (as defined below) of 5,000,000 shares of Common Stock of Old TDC owned personally by Mr. Hertz. The value of the shares of the Company's Common Stock issued to Mr. Hertz in conjunction with the Merger was approximately $32,000,000, based upon the Company's average price per share during the twenty trading days preceding the announcement of the Merger, net of a 35% discount to account for the fact that all of the shares were restricted as to resale.

Item 4.     Purpose of Transaction

     Effective March 31, 1996, Old TDC was merged into the Company in exchange for the issuance of 12,000,000 shares of the Company's Common Stock to Mr. Hertz (the "Merger"). Prior to the Merger, Old TDC owned approximately 47% of the Company's outstanding Common Stock and Mr. Hertz was the sole stockholder of Old TDC. The shares of the Company's Common Stock previously owned by Old TDC were cancelled. The Company and Old TDC entered into the Merger in order to expand their respective businesses and customer bases. As a result of the Merger, Mr. Hertz owned a majority of the Company's outstanding voting securities.

To date, in April 2000 an aggregate of 17,344,960 shares were sold by three brokerage firms to which such shares had been pledged to secure trading in securities of corporations other than the Company. To Mr. Hertz' best knowledge, all such shares were sold in public transactions on the Nasdaq National Market System.

Mr. Hertz exercises substantial management control of the Company. Mr. Hertz does not presently have any plans with respect to the Company's securities which are referred to in Items 4 (a) - 4(j) of Schedule 13D except that the Company has retained an investment banker to advise it on strategic opportunities to maximize shareholder value. Such steps may include a sale of the Company. However, as of the date hereof no agreements or understandings have been reached regarding such a sale.

Item 5.     Interest in Securities of the Issuer.

     (a) Mr. Hertz owns or controls 26,435,261 shares of the Company's Common Stock, representing approximately 40% of the total number of outstanding shares of Common Stock. Of these shares, 26,080,313 shares are owned by Mr. Hertz, 260,000 shares are issuable pursuant to stock options held by Mr. Hertz exercisable presently or within 60 days, and 94,948 shares are owned by Hertz Group LLC, of which Mr. Hertz is a managing member. Mr. Hertz disclaims beneficial ownership of 91.67% of the shares held by Hertz Group LLC.

     (b) Mr. Hertz holds sole voting and dispositive power over 26,435,261 shares of Common Stock.

     (c) In addition to the sales described under Item 4, in March 2000, Mr. Hertz sold 19,200 shares of Common Stock of the Company for prices ranging from $7.06 to $8.06 per share. On February 28, 2000, Mr. Hertz contributed 94,948 shares to Hertz Group LLC, a family owned partnership, of which Mr. Hertz is a managing member. Mr. Hertz did not engage in any other transactions in the Company's Common Stock in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Hertz voluntarily discloses that 3,151,233 shares are pledged as collateral to three brokerage firms and are subject to standard default provisions.

Item 7.     Material to be filed as Exhibits

     (1) Agreement and Plan of Merger, dated January 25, 1996 among the Company, TDC and Mr. Hertz. (Incorporated by reference from Appendix A to Definitive Proxy for March 19, 1996, Special Meeting Stockholders of Global Market Information, Inc.






                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      April 25, 2000



                                        /s/
                               --------------------
                                   Barry Hertz